Filed pursuant to 424(b)(3)
Registration #333-50822

SUPPLEMENT NO. 11
DATED OCTOBER 5 , 2001
TO THE PROSPECTUS DATED FEBRUARY 1, 2001
OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 11 to you in order to supplement our prospectus and its supplements. This supplement, dated October 5, 2001 to our prospectus dated February 1, 2001, updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 11 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 10 dated September 20, 2001, Supplement No. 9 dated September 10, 2001, Supplement No. 8 dated September 5, 2001, Supplement No. 7 dated August 7, 2001 and Supplement No. 6 dated August 1, 2001 (which superseded Supplements No. 5 dated June 14, 2001, No. 4 dated May 21, 2001 and No. 3 dated May 1, 2001 (which superseded Supplements No. 1 and 2 dated February 28, 2001 and April 10, 2001, respectively)) and must be read in conjunction with our prospectus and those supplements.

Real Property Investments

The discussion under this section, which starts on page 88 of our Prospectus, is modified and supplemented by the following information regarding the acquisition of an interest in a property and a property that we may acquire.

Stonebridge Square Shopping Center, Roswell, Georgia

On September 28, 2001, we acquired a 65% membership interest in Hendon Stonebridge, LLC for approximately $2,860,000. Hendon Stonebridge, LLC owns 100% of a fee simple interest in one retail property known as Stonebridge Square Shopping Center, which is located on approximately 23 acres and contains 160,188 gross leasable square feet. The property is located on the 600 block of Crossville Road, Hwy. 92, and Woodstock Road, in Roswell, Georgia.

We also have an option, exercisable not sooner than April 1, 2002 and not later than April 30, 2002, to acquire the remaining 35% interest in Hendon Stonebridge, LLC for the remainder of the purchase price, not to exceed $21,260,659 in total. Until we exercise our option or redeem our membership interest, we will receive a preferred cash flow return, paid monthly, at an annualized rate of 15% on our investment. If we chose not to exercise our option, our membership interest can be redeemed for a price equal to our capital contributions plus any accrued and unpaid amounts relating to our 15% preferred return. Stonebridge Square Shopping Center is currently subject to an existing construction loan with a principal balance of $16,900,000 and a $2,860,000 loan from Heller Financial. Our capital contribution will be used by Hendon Stonebridge, LLC to pay in full the outstanding loan from Heller Financial. If we elect to exercise our option and acquire the 100% interest in Hendon Stonebridge, LLC, we would in effect assume the existing construction loan and acquire Stonebridge Square Shopping Center.

In evaluating the interest in Hendon Stonebridge, LLC as a potential acquisition and determining the appropriate amount of consideration to be paid for the interest, we considered a variety of factors including the rate of return on our investment, the overall valuation of net rental income, location, demographics, tenant mix, quality of tenants, length of leases, price per square foot, occupancy of Stonebridge Square Shopping Center and the fact that overall rental rates at the shopping center are comparable to market rates. We believe that the property is well located, has acceptable roadway access and attracts high-quality tenants. The property will be subject to competition from similar shopping centers within its market area, and its economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire the interest in Hendon Stonebridge, LLC.

The Stonebridge Square Shopping Center was built in 2001. The property consists of three single story, multi-tenant retail buildings. As of October 1, 2001, this property was approximately 94% leased.

Two tenants, Kohl's (department store) and Linen 'N Things (a retail housewares store), each lease more than 10% of the total gross leasable area of Stonebridge Square Shopping Center. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Kohl's	86,584	54	10.70	03/01	01/22

Linen 'N Things	35,546	22	12.00	03/01	01/11

Option 1			12.98	02/11	01/16
Option 2			14.28	02/16	01/21
Option 3			15.71	02/21	01/26

As of October 1, 2001, a total 150,460 square feet was leased to eleven tenants at Stonebridge Square Shopping Center and three spaces are vacant. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Renewal	Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Options	Rent ($)	Per Annum ($)

Radio Shack	2,480	10/06	2/5 yr.	53,320	21.50
Rack Room Shoes	6,557	06/06	2/5 yr.	09,355	15.00
Atlanta Bread Company	4,304	08/11	2/5 yr.	96,840	22.50
Kohl's	86,584	01/22	-	926,448	10.70
Linens 'N Things	35,546	01/11	3/5 yr.	426,552	12.00
Mattress Expo	5,124	04/11	2/5 yr.	112,626	21.98
Wireless Outlet	1,160	04/04	2/3 yr.	25,520	22.00
Nail Pro	1,158	07/08	1/7 yr.	22,500	19.43
Mik Cleaners	1,364	07/06	2/5 yr.	29,326	21.50
Bogart Golf	2,227	08/06	1/5 yr.	46,767	21.00
Connex Industrial	3,956	09/06	-	67,252	17.00
Vacant	9,728

In general, each tenant pays its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

The following tables sets forth lease expirations for Stonebridge Square Shopping Center for the next ten years, assuming that no renewal options are exercised:
Year Ending December 31,	Number of Leases Expiring	Approx. GLA of Expiring Leases (Sq. Ft.)	Annual Base Rent of Expiring Leases ($)	Total Annual Base Rent ($)	Average Base Rent Per Square Foot Under Expiring Leases ($)	Percent of Total Building GLA Represented By Expiring Leases (%)	Percent of Annual Base Rent Represented By Expiring Leases (%)

2001	-	-	-	1,905,516	-	-	-
2002	-	-	-	1,905,516	-	-	-
2003	-	-	-	1,909,056	-	-	-
2004	1	1,160	25,520	1,912,878	22.00	.72	1.33
2005	-	-	-	1,892,948	-	-	-
2006	5	16,584	306,850	1,894,644	18.50	10.35	16.20
2007	-	-	-	1,615,138	-	-	-
2008	1	1,158	26,865	1,615,925	23.20	.72	1.66
2009	-	-	-	1,589,060	-	-	-
2010	-	-	-	1,589,060	-	-	-

For purposes of the above table, the "total annual base rent" column represents annualized base rent. For purposes of this column, we made no assumptions regarding the re-leasing of expiring leases. Therefore, as each lease expires, no amount is included in this column for any subsequent year for that lease. In view of the assumption made with regard to total annual base rent, the percent of annual base rent represented by expiring leases may not be reflective of the expected actual percentages. This is not indicative of or a prediction of future actual results. It is the opinion of our management that the space for expiring leases will be re-leased at market rates existing at the time of the expiration of those leases.

We received a letter appraisal which states that it was prepared in conformity with the Uniform Standards of Professional Practice of the Appraisal Institute by an independent appraiser who is a member of the Appraisal Institute. The appraisal reported an "as is" market value for Stonebridge Square Shopping Center, as of October 1, 2001, of $21,200,000. Appraisals are estimates of value and should not be relied on as a measure of true worth or realizable value.

Potential Property Acquisition

We are currently considering acquiring the following property. Our decision to acquire this property will generally depend upon no material adverse change occurring in the property, the tenants or in the local economic conditions.

Other properties may be identified in the future that we may acquire before or instead of this property. We cannot guarantee that we will complete this acquisition.

Aberdeen Square, Palm Beach County, Florida

We anticipate purchasing an existing shopping center known as the Aberdeen Square located on approximately 7.8 acres and containing 70,555 gross leasable square feet. The center is located at Le Chalet Boulevard and Military Trail, in Palm Beach County, Florida.

We anticipate purchasing the Aberdeen Square from Aberdeen Square Associates, Ltd., an unaffiliated third party. Our total acquisition cost, including expenses, is expected to be approximately $6,675,000. This amount may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $95 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and the fact that overall rental rates at the shopping center are comparable to market rates. We believe that this property is well located, has acceptable roadway access, attracts high-quality tenants, is well maintained and has been professionally managed. This property will be subject to competition from similar shopping centers within its market area, and its economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire this property.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Aberdeen Square was built in 1990. It is a one-story, multi-tenant retail building. As of October 1, 2001, this property was approximately 96% leased.

One tenant, Publix (super market), leases more than 10% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Publix	48,555	69	6.80	10/01/90	11/30/10

Option 1			6.80	12/01/10	11/30/15
Option 2			6.80	12/01/15	11/30/20
Option 3			6.80	12/01/20	11/30/25
Option 4			6.80	12/01/25	11/30/30

As of October 1, 2001, we have 6 leases with Publix for a total of approximately 245,901 square feet, or approximately 7.2% of our total gross leasable square feet from all properties. The total annualized base rent of these 6 leases totals approximately $1,800,000 or approximately 5.7% of our total annualized gross rent from all properties. You should consider these figures in comparison with the chart presenting information on our largest tenants as set forth on page 93 of our prospectus as updated by our supplements.

For federal income tax purposes, the depreciable basis in this property will be approximately $5,000,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively. Real estate taxes for 2000 were $125,753.

As of October 1, 2001, a total 67,530 square feet was leased to 17 tenants at this property and two spaces are vacant. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Renewal	Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Options	Rent ($)	Per Annum ($)

Dry Cleaners	825	05/02	2/4 yr.	14,256	17.28
Tee Off Restaurant	2,475	06/02	1/5 yr.	27,225	11.00
Dr. Lawrence Precipuo	1,100	09/02	-	18,909	17.19
Dr. Jose Ojea, MD	1,492	10/02	1/5 yr.	21,589	14.47
American Florida Realty	1,100	01/03	-	15,631	14.21
Boynton Beach Church	1,100	04/03	-	16,500	15.00
China Hut	825	07/03	-	12,375	15.00
Enhancement Window Design	825	10/03	1/3 yr.	10,725	13.00
Nail Turbo	1,100	11/03	1/3 yr.	16,500	15.00
Androcles Veterinary	1,808	02/04	-	26,162	14.47
James L. Pantel DDS	1,100	02/05	2/5 yr.	20,372	18.52
Sal's Italian Restaurant	1,650	04/06	3/5 yr.	31,185	18.90
Head First Hair Salon	825	06/06	1/5 yr.	12,755	15.46
Edward D. Jones & Co.	825	06/06	1/5 yr.	12,375	15.00
Quik Pack & Ship	825	07/06	-	12,375	15.00
Sweet Cream, Inc	1,100	10/06	-	15,862	14.42
Publix	48,555	10/10	4/5 yr.	330,000	6.80
Vacant	3,025

In general, each tenant pays its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

The following tables sets forth lease expirations for this property for the next ten years, assuming that no renewal options are exercised:
Year Ending December 31,	Number of Leases Expiring	Approx. GLA of Expiring Leases (Sq. Ft.)	Annual Base Rent of Expiring Leases ($)	Total Annual Base Rent ($)	Average Base Rent Per Square Foot Under Expiring Leases ($)	Percent of Total Building GLA Represented By Expiring Leases (%)	Percent of Annual Base Rent Represented By Expiring Leases (%)

2001	-	-	-	622,805	-	-	-
2002	4	5,892	93,082	631,307	15.80	8.35	14.74
2003	5	4,950	79,418	544,079	16.04	7.02	14.60
2004	1	1,808	27,771	468,701	15.36	2.56	5.93
2005	1	1,100	22,026	444,017	20.02	1.56	4.96
2006	5	5,225	94,752	424,752	18.13	7.41	22.31
2007	-	-	-	330,000	-	-	-
2008	-	-	-	330,000	-	-	-
2009	-	-	-	330,000	-	-	-
2010	1	48,555	330,000	330,000	-	-	-

For purposes of the above table, the "total annual base rent" column represents annualized base rent. For purposes of this column, we made no assumptions regarding the re-leasing of expiring leases. Therefore, as each lease expires, no amount is included in this column for any subsequent year for that lease. In view of the assumption made with regard to total annual base rent, the percent of annual base rent represented by expiring leases may not be reflective of the expected actual percentages. This is not indicative of or a prediction of future actual results. It is the opinion of our management that the space for expiring leases will be re-leased at market rates existing at the time of the expiration of those leases.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 187 of our prospectus.

Update

As of January 31, 2001, we had sold 13,687,349 shares in our first offering resulting in gross proceeds of $136,454,948. In addition, we received $200,000 from our advisor for 20,000 shares. Inland Securities Corporation, an affiliate of our advisor, served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of January 31, 2001, we had incurred $11,588,024 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $125,066,923 of net proceeds from the sale of those 13,687,349 shares. As of January 31, 2001 the first offering terminated. Our current offering began February 1, 2001. As of October 1, 2001, we had sold 12,930,094 shares in our current offering resulting in gross proceeds of $127,495,291. Inland Securities Corporation also serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of October 1, 2001, we had incurred $9,732,368 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $117,332,015 of net proceeds from the sale of those 12,930,094 shares. An additional 586,401 shares have been sold pursuant to our Distribution Reinvestment Program as of October 1, 2001, for which we have received additional net proceeds of $5,570,811. As of October 1, 2001, we had repurchased 109,312 shares through our Share Repurchase Program resulting in disbursements totaling $994,719. As a result, our net offering proceeds from both offerings total approximately $246,775,031 as of October 1, 2001, including amounts raised through our Distribution Reinvestment Program, net of shares repurchased through our Share Repurchase Program.

We also pay an affiliate of our advisor, which is owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. For the six months ended June 30, 2001 and the year ended December 31, 2000, we have incurred and paid property management fees of $664,994 and $926,978, respectively. Our advisor may also receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly until August 1, 2001. Thereafter, our advisor may receive an annual asset management fee of not more than 1% of our net asset value, to be paid quarterly. For the six months ended June 30, 2001, no such fees were accrued or paid. For the year ended December 31, 2000, we had incurred and paid $120,000 of such fees. For the year ending December 31, 1999, we had not paid or incurred any asset management fees. We may pay expenses associated with property acquisitions of up to .5% of the proceeds that we raise in this offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling approximately $1,790,000 are included in the purchase prices we have paid for all our properties purchased through October 1, 2001. As of October 1, 2001, we had invested approximately $144,000,000 in properties that we purchased for an aggregate purchase price of approximately $328,760,000 and we had invested approximately $2,860,000 for an investment in a joint venture with the developer of a shopping center. After expenditures for organization and offering expenses and acquisition expenses and establishing appropriate reserves, as of October 1, 2001, we had net offering proceeds of approximately $50,000,000 available for investment in additional properties.

The following new subsection is inserted at the end of this section on page 187 of our prospectus.

Update

As of January 31, 2001, we had sold 13,687,349 shares in our first offering resulting in gross proceeds of $136,454,948. In addition, we received $200,000 from our advisor for 20,000 shares. Inland Securities Corporation, an affiliate of our advisor, served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of January 31, 2001, we had incurred $11,588,024 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $125,066,923 of net proceeds from the sale of those 13,687,349 shares. As of January 31, 2001 the first offering terminated. Our current offering began February 1, 2001. As of October 1, 2001, we had sold 12,930,094 shares in our current offering resulting in gross proceeds of $127,495,291. Inland Securities Corporation also serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of October 1, 2001, we had incurred $9,732,368 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $117,332,015 of net proceeds from the sale of those 12,930,094 shares. An additional 586,401 shares have been sold pursuant to our Distribution Reinvestment Program as of October 1, 2001, for which we have received additional net proceeds of $5,570,811. As of October 1, 2001, we had repurchased 109,312 shares through our Share Repurchase Program resulting in disbursements totaling $994,719. As a result, our net offering proceeds from both offerings total approximately $246,775,031 as of October 1, 2001, including amounts raised through our Distribution Reinvestment Program, net of shares repurchased through our Share Repurchase Program.

We also pay an affiliate of our advisor, which is owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. For the six months ended June 30, 2001 and the year ended December 31, 2000, we have incurred and paid property management fees of $664,994 and $926,978, respectively. Our advisor may also receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly until August 1, 2001. Thereafter, our advisor may receive an annual asset management fee of not more than 1% of our net asset value, to be paid quarterly. For the six months ended June 30, 2001, no such fees were accrued or paid. For the year ended December 31, 2000, we had incurred and paid $120,000 of such fees. For the year ending December 31, 1999, we had not paid or incurred any asset management fees. We may pay expenses associated with property acquisitions of up to .5% of the proceeds that we raise in this offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling approximately $1,790,000 are included in the purchase prices we have paid for all our properties purchased through October 1, 2001. As of October 1, 2001, we had invested approximately $144,000,000 in properties that we purchased for an aggregate purchase price of approximately $328,760,000 and we had invested approximately $2,860,000 for an investment in a joint venture with the developer of a shopping center. After expenditures for organization and offering expenses and acquisition expenses and establishing appropriate reserves, as of October 1, 2001, we had net offering proceeds of approximately $50,000,000 available for investment in additional properties.